October 24, 2011

Ms. Nora Everett, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA  50392-2080

Dear Ms. Everett

Principal Management Corporation intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Global Multi-Strategy Fund – Class A	$10,000	1,000
Global Multi-Strategy Fund – Institutional	$10,000	1,000
Global Multi-Strategy Fund – Class P	$10,000	1,000

Each share of the Global Multi-Strategy Fund has a par value of $0.01 and a price of $10.00 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL LIFE INSURANCE COMPANY

BY	/s/ Michael Roughton
Michael D. Roughton
Vice President and Associate General Counsel